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                                                                   Exhibit 99.61

News release via Canada NewsWire, Toronto 416-863-9350

       Attention Business Editors:
       TRANSITION THERAPEUTICS ANNOUNCES POSITIVE DATA FROM E1-I.N.T.(TM) CLINICAL TRIALS IN TYPE 1 AND TYPE 2 DIABETES PATIENTS

TORONTO, March 5 /CNW/ -- TRANSITION THERAPEUTICS INC. ("Transition")
(TSX: TTH), today announces unblinded interim safety, tolerability and efficacy data from exploratory Phase IIa trials in which type 1 and type 2 diabetes patients received daily treatments of diabetes regenerative product, E1-I.N.T.(TM) for 4 weeks and were followed for six months post-treatment. Transition will host a conference call to discuss these data at 8:30am EST on Monday March 5th, 2007.

Data from the trial in type 2 diabetes patients demonstrated that E1-I.N.T.(TM) significantly lowered blood glucose levels for patients using metformin with/without thiazolidinediones (TZD). Type 2 diabetes patients showed improvements in multiple important measures of blood glucose control including haemoglobin A1c (HbA1c) and fasting blood glucose. The HbA1c levels (a measure of blood glucose control over time) decreased by an average of 0.97% (p=0.0273) and 1.12% (p=0.0273) in months 2 and 3 post-treatment, respectively in type 2 diabetes patients with baseline HbA1c levels greater than or equal to 7%.

In the type 1 diabetes study, 6 of 11 (54%) patients responded to E1-I.N.T.(TM) therapy, either by decreasing their average daily insulin usage by more than 20% or reducing their HbA1c levels by 1.2 to 2%. There were no responders among the placebo group.

"The clinical improvements seen after only 4 weeks of E1-I.N.T.(TM)treatment have exceeded all of our expectations," said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition. "With its novel mode of action, E1-I.N.T.(TM) leads a new class of gastrin-based therapeutics for development in the treatment of diabetes. The positive efficacy shown in these trials is a clear signal of the potential for E1-I.N.T.(TM)to have a major impact on the way diabetes is treated in the future," he added.

Covered by a broad patent portfolio, Transition's I.N.T.(TM) technology platform is a series of gastrin-based combination therapies for the treatment of diabetes. E1-I.N.T.(TM) is the first of a series of gastrin-based diabetes therapies developed by Transition to be clinically evaluated in type 1 and type 2 diabetes patients. The main objective of these clinical trials was to identify well-tolerated and safe doses of E1-I.N.T.(TM) in diabetes patients, as well as observe changes in specific parameters of efficacy including HbA1c, glucose control, and insulin usage.

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Key Efficacy Findings

Type 2 Diabetes Trial

Analysis of efficacy parameters were performed on type 2 diabetes patients with HbA1c levels of equal to or greater than 7% prior to treatment. E1-I.N.T.(TM) treatment for 4 weeks showed positive data or trends in most diabetes efficacy parameters examined as illustrated below.

     - HbA1c levels decreased from baseline by an average of 0.97% (p=0.0273) and 1.12% (p=0.0273) in months 2 and 3 post-treatment, respectively, while HbA1c levels in placebo patients decreased by an average of 0.08% in month 2 post-treatment and increased by 0.4% in month 3 post-treatment.

     - Fasting blood glucose levels were reduced with an average decrease of 45 mg/dL (p=0.0234) at 3 months post-treatment compared to an increase of 16 mg/dL in the placebo patients.

     - Glucose tolerance improved progressively in months 1, 2 (p=0.0098) and 3 (p=0.0020) post-treatment

     - Insulin levels showed a positive trend in months 1, 2 and 3 post-treatment

     - Insulin to glucose ratio showed a positive trend in months 1, 2 and 3 post-treatment

The HbA1c reductions shown in the type 2 diabetes trial were consistent with observed reductions in fasting blood glucose as well as improvements in glucose tolerance and increases in insulin levels as measured with an oral glucose tolerance test. These are area-under-the-curve measurements which assess the parameter at several time points.

Type 1 Diabetes Trial

E1-I.N.T.(TM) treatment for 4 weeks showed positive data or trends in some patients with type 1 diabetes:

     - Approximately 50% of the patients showed an average of 37% maximal decrease in insulin use (ranging from 20% to 75% in months 1, 2 or 3 post-treatment)

     - A single patient had no change in insulin use but showed a decrease in HbA1c levels from 6.7% in baseline to 5.5%, 4.8%, and 4.7% in months 1, 2 and 3 post-treatment, respectively

Type 1 diabetes patients receiving E1-I.N.T.(TM) on average showed a trend of better glycemic control (HbA1c) and used less insulin compared to patients receiving placebo.

Safety and Tolerability

There were no serious adverse events noted during either study. For the patients receiving E1-I.N.T.(TM), the most common adverse events reported were nausea, diarrhea, headaches and vomiting which were generally mild to moderate.

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In the type 2 diabetes trial, 23 of 30 patients completed the treatment phase of the study (14 of 20 E1-I.N.T.(TM) treated, 9 of 10 placebo). Of the six patients that discontinued E1-I.N.T.(TM) treatment, four patients withdrew from the trial after experiencing adverse events and two patients withdrew consent in the trial because of patient protocol violations or not complying with study requirements. No episodes of hypoglycaemia were reported in type 2 diabetes patients in this trial.

In the type 1 diabetes trial, 17 of 20 patients completed the treatment phase of the study (13 of 15 E1-I.N.T.(TM) treated, 4 of 5 placebo). The two E1-I.N.T.(TM) treated patients withdrew from the study due to adverse events. Episodes of hypoglycaemia occurred with similar frequency in both the treated and placebo groups.

Next Steps

These clinical data support the potential of gastrin as a therapeutic in combination with other diabetes therapies. Transition holds the exclusive rights to a series of proprietary gastrin based combination therapies including GLP1-I.N.T.(TM) (a combination of gastrin analogue, G1, and a GLP-1 analogue) and combination therapies of gastrins and DPP-IV inhibitors. Transition will accelerate the development of these combination therapies into clinical trials with type 1 and type 2 diabetes patients.

For E1-I.N.T.(TM), the tolerable dosing levels and the efficacy parameters to be employed in future clinical studies have been identified. Building upon these efficacy findings, the next steps in clinical development will be to pursue a larger Phase II study to optimize dosing regimens in preparation for pivotal studies. Novo Nordisk A/S holds an exclusive license to the E1-I.N.T.(TM) product and can further develop and commercialize this product in accordance with the terms of the companies' amended license agreement as previously announced July 17, 2006.

Conference Call Details

Transition will host a conference call to be held at 8:30am EST on Monday, March 5th, 2007. The conference call can be accessed by dialing 1 (877) 690-6769. International callers are advised to dial (415) 908-6290. To participate, please dial the conference number 15 minutes prior to the beginning of the call.

ABOUT THE STUDY DESIGN

The exploratory Phase IIa clinical studies for E1-I.N.T.(TM) were randomized, double-blind, placebo-controlled trials to evaluate the safety, tolerability and efficacy of daily E1-I.N.T.(TM) treatments for 4 weeks with a 6-month follow-up. The E1-I.N.T.(TM) treatment consisted of a combination of two agents G1 and E1. All patients received G1 doses of 30ug/kg/day, while E1 doses started at 0.3ug/kg/day for most patients with some patients escalating to E1 doses of 0.5ug/kg/day or reducing to 0.2ug/kg/day. The type 1 diabetes clinical study examined 20 type 1 diabetes patients (15 E1-I.N.T.(TM), 5 placebo) and the type 2 diabetes clinical study examined 30 type 2 diabetes patients (20 E1-I.N.T.(TM), 10 placebo).

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In the type 1 diabetes trial, all patients were on insulin therapy to regulate their blood-glucose levels and continued on this therapy throughout the trial. In the type 2 diabetes trial, 30 diabetes patients on oral anti-diabetic agents (metformin with/without TZD) were enrolled. These patients continued on their oral anti-diabetic medication for the duration of the trial. Upon entry into the trial, the type 2 patients' HbA1c levels ranged between 6.8% and 10.9%, with a mean HbA1c level of 8.1%.

ABOUT TRANSITION

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes and AZD-103 for the treatment of Alzheimer's disease. Transition has an emerging pipeline of preclinical drug candidates developed using its proprietary drug discovery engine. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH". For additional information about the company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including funding and conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions and other factors beyond Transition's control, adverse events that would require clinical trials to be prematurely terminated, clinical results that indicate continuing clinical and commercial pursuit of E1-I.N.T.(TM) is not advisable, the fact that exploratory Phase IIa interim clinical trial data may not be indicative of results from completed exploratory Phase IIa clinical trials, and that the results from completed exploratory Phase IIa clinical trials are not always indicative of those seen in future clinical trials, and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
     (TTH.)

CO: Transition Therapeutics Inc.

CNW: 05:30e 05-MAR-07